

DIVISION OF
INVESTMENT MANAGEMENT

February 18, 2011

Travis T. Prentice
President and CEO
MACC Private Equities Inc.
2533 South Coast Highway 101, Suite 240
Cardiff-By-The-Sea, California 92007

Re: MACC Private Equities Inc. (the "Registrant")
      File Number: 814-00150

Dear Mr. Prentice:

     We have reviewed the Notification of Late Filing on Form 12b-25 filed on February 14, 2011 on behalf of the Registrant related to the Form 10-Q for the fiscal period ended December 31, 2010 (the "NLF").

     Based on our review, we have the following comments:

     Your response to Part III of the NLF states that "MACC Private Equities Inc. (the "Registrant") is in the process of completing its report on Form 10-Q for the period ended December 31, 2010, but cannot timely complete the filing due to the timing of transitioning to a new independent auditor, which has not allowed sufficient time for the successor independent auditor to properly review the quarterly report on Form 10-Q." We have evaluated this response and have found your reason for the extension of time, or lack thereof, to be insufficient.

     According to Part III of the NLF, the reason for the Registrant's delay in filing is due to the inability of a person, other than the Registrant, to furnish any required opinion, report or certification. In accordance with Rule 12b-25(c) under the Securities Exchange Act of 1934, the Registrant is required to attach as an exhibit a statement signed by the independent accountant stating the specific reasons why such person is unable to furnish the required opinion, report or certification on or before the date such report must be filed. The Registrant did not attach this exhibit to the filing. We note that the Registrant must still file the required exhibit. However, based upon the reasons stated above, we do not consider the Registrant's Form 12b-25 to have been filed timely.

We expect you to discuss this matter, including our letter, with the Registrant's Board of Directors and its Chief Compliance Officer. Please respond to this letter and file your response as EDGAR correspondence with the revised Form 12b-25 filings. You may contact me at (202) 551-6966, if you have any questions.

Sincerely,



Kevin C. Rupert
Accountant

cc: Daniel A. Peterson, Esq.
Husch Blackwell Sanders LLP
190 Carondelet Plaza, Suite 600
St. Louis, MO 63105